File No. 70-10293



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                             SOUTHERN POWER COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)
                               Patricia L. Roberts
                               Assistant Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                               Michael W. Southern
                Senior Vice President and Chief Financial Officer
                             Southern Power Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303


                    (Names and address of agents for service)

          This Commission is requested to mail signed copies of all orders, notices and communications to:


           Thomas A. Fanning                  Walter M. Beale, Jr., Esq.               Melissa K. Caen, Esq.
  Executive Vice President, Treasurer            Balch & Bingham LLP                   Troutman Sanders LLP
      and Chief Financial Officer              1901 Sixth Avenue North              600 Peachtree Street, N.E.
         The Southern Company                         Suite 2600                            Suite 5200
      270 Peachtree Street, N.W.              Birmingham, Alabama 35203             Atlanta, Georgia 30308-2216
        Atlanta, Georgia 30303


                                        7
                              INFORMATION REQUIRED

Item 1.  Description of Proposed Transactions.
         ------------------------------------

1.1      Introduction
         ------------

         Southern Power Company ("Southern Power") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern Power is an electric wholesale generation subsidiary which constructs, owns and manages generating facilities and sells the output under long-term, fixed-price capacity contracts both to unaffiliated wholesale purchasers as well as to its retail operating company affiliates. Southern Power's business activities are not subject to regulation by any state commission, but are subject to regulation by the Federal Energy Regulatory Commission (the "FERC").

         This Application seeks a renewal and extension of certain existing authorizations with respect to Southern's funding of Southern Power, Southern Power's independent financing activities and Southern Power's investment in EWGs and energy-related companies, as the terms are defined in the Act ("Exempt Subsidiaries").

1.2      Existing Financing Authority.
         -----------------------------

         Southern Power was authorized to be formed pursuant to an order dated December 27, 2000 in File No. 70-9701 (HCAR No. 35-27322) (the "December 2000 Order"). In addition to authorization of the formation of Southern Power, the December 2000 Order authorized Southern to fund Southern Power in an aggregate amount not to exceed $1.7 million, authorized Southern Power to obtain an aggregate amount not to exceed $2.5 billion in independent financing and authorized Southern Power to make direct or indirect investments in EWGs.

1.3      Requested Approvals.
        -----------------------

         The applicants request authority to engage in the transactions described below from time to time, as applicable, for the period commencing with the effective date of the Securities and Exchange Commission's (the "Commission") order in this proceeding and ending on June 30, 2007 (the "Authorization Period"). Upon the effective date of the Commission's order in this proceeding, the applicants will relinquish their authority authorized in the December 2000 Order relating to the authorization requested herein.

                  A.       Equity Funding, Guarantee and Parent Support
                           --------------------------------------------

         Southern requests authority to fund the growth of Southern Power in an aggregate amount not to exceed $1.2 billion. Southern proposes that such funding take the form of any combination of: (1) purchases of common stock and debt securities from Southern Power; (2) purchases of or contributions in respect of limited liability company interests or other forms of equity interests from Southern Power; and (3) guarantees issued in support of securities and other obligations of Southern Power. The proceeds of such financings will be used to finance the operations of Southern Power, including the acquisition, construction and operation of power generation facilities, fuel and power generation equipment procurement and storage, and energy-related activities, including those authorized pursuant to 17 C.F.R. ss.250.58, pertaining thereto. The terms of the debt securities proposed to be acquired by Southern are described in 1.3(B) below.

         Southern proposes to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to, or for the benefit of, Southern Power. Guarantees may take the form of Southern agreeing to guarantee, to undertake reimbursement obligations, to assume liabilities or to assume other obligations with respect to, or to act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Southern Power.

         The terms and conditions of the Guarantees will be established through arms-length negotiations based upon current market conditions. Any Guarantee issued will be without recourse to any of the other subsidiaries of Southern. In no event will the effective cost of capital on any Guarantee by Southern of debt of Southern Power exceed 500 basis points over a U.S. Treasury security having a term and an amount equal to the guaranteed amount.

         Southern also seeks authority to issue loans with a term not to exceed seven years to Southern Power in order to provide liquidity to Southern Power to facilitate cash management. Southern Power needs the flexibility to be able to obtain parent company loans if the need arises in its business operations. Such loans will be at interest rates and maturities designed to provide a return to Southern at its effective cost of capital.

                  B. Southern Power Financing Authority.
                     ----------------------------------

         As discussed below, Southern Power requests authority to obtain financing in the form of Common Stock, Preferred Stock, Preferred Securities (including without limitation trust preferred securities), Long-term Debt, Short-term and Term Loan Notes, Commercial Paper (each as defined herein) and guarantees. In connection with project financing of Southern Power's assets, Southern Power may acquire securities or other interests in project subsidiaries. In addition, Southern Power proposes to incur obligations in connection with the issuance and sale by public instrumentalities of one or more series of Revenue Bonds (as defined herein). Southern Power requests that the Commission authorize it to obtain financing in an aggregate amount not to exceed $1.2 billion.

                           1. Use of Intermediate Companies.

         Southern Power intends to acquire securities or interests in the business of one or more Exempt Subsidiaries. In connection therewith, Southern Power proposes that it may acquire intermediate companies ("Intermediate Companies"). Intermediate Companies would be special purpose subsidiaries formed to exclusively engage in activities to facilitate the consummation of investments in Exempt Subsidiaries. They may also engage in development activities.1 Intermediate Companies may acquire interests in, finance the acquisition of and hold the securities of Exempt Subsidiaries. Intermediate Companies would enhance the ability of Southern Power to respond quickly to investment opportunities. An Intermediate Company may be organized at the time of the making of bids or proposals to acquire an interest in any Exempt Subsidiary or at any time thereafter in order to facilitate the bidding and subsequent consummation of an acquisition of an interest in an Exempt Subsidiary.

         Southern Power also proposes that an Intermediate Company may issue equity securities to Southern Power and debt securities to non-affiliated persons (and with respect to which there will be no recourse to Southern Power), including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing) investments in Exempt Subsidiaries. These debt securities would have the same terms as Long-term Debt, Short-term and Term Loan Notes and Commercial Paper (as defined below) proposed to be issued by Southern Power.

_________________________

1 Development activities will include project due diligence and design review; market studies; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds, cash deposits or the like; application for requirement permits and/or regulatory approvals; acquisitions of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "host" users, fuels suppliers and other project contractors; negotiation of financing commitments with lenders and equity co-investors; and such other preliminary development activities as may be required in preparation for the acquisition or financing of a project.

                           2. Investment in Intermediate Companies and Exempt
                              Subsidiaries.

         The Intermediate Companies may issue securities to Southern Power, and Southern Power may acquire the securities. The investment by Southern Power in the Exempt Subsidiaries may take the form of capital stock or shares, debt securities, trust certificates, capital contributions, open account advances without interest and partnership interests or other equity or participation interests, bid bonds or other credit support to secure obligations incurred by Southern Power and/or Intermediate Companies in connection with Exempt Subsidiary investments or of Southern Power's undertaking to contribute equity to an Intermediate Company. Southern Power and the Intermediate Companies propose, from time to time through June 30, 2007, to (1) guarantee the indebtedness or other obligations of one or more Exempt Subsidiaries; (2) assume the liabilities or one or more Exempt Subsidiaries; and or (3) enter into guarantees and letters of credit reimbursement agreements in support of equity contribution obligations or otherwise in connection with project development activities for one or more Exempt Subsidiaries. Investments may be made from Southern Power and/or Intermediate Companies directly or indirectly. Any open account advance made by Southern Power will have a maturity of not more than one year.

         Southern Power requests approval to enter into reimbursement agreements with banks to support letters of credit delivered as security for Southern Power's equity contribution obligation to an Intermediate Company or otherwise in connection with an Intermediate Company's or Exempt Subsidiary's project development activities.

         The investments in Intermediate Companies and Exempt Subsidiaries are included in the $1.2 billion authority requested in Item 1.3 herein. Southern Power proposes that its guarantees of obligations of Intermediate Companies and Exempt Subsidiaries, and those of Intermediate Companies on behave of Exempt Subsidiaries, not exceed $500 million in the aggregate, which is in addition to the $1.2 billion financing authority sought herein.

                           3. Rule 53 and Rule 58 Compliance.

         Southern will report all "aggregate investment" as defined under Rule 53 of the Act on a consolidated basis. In addition, to the extent that Southern provides funds to Southern Power that are used in an energy-related company (within the meaning of Rule 58 under the Act), the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 58, and such aggregate investments shall not exceed the amounts permitted by Rules 53 and 58.

1.4      Parameters Applicable to Southern Power Financing Transactions.
         --------------------------------------------------------------

         The following general terms will be applicable where appropriate to the proposed Southern and Southern Power financing activities requested to be authorized hereby:

         Effective Cost of Money. The effective cost of capital on Long-term Debt, Preferred Stock, Preferred Securities, Short-term and Term Loan Notes and Commercial Paper will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital (i) on any series of Long-term Debt and any Term Loan Note with a maturity of greater than one year exceed 500 basis points over a U.S. treasury security having a remaining term equal to the term of such security, (ii) on any series of Short-term Debt or Term Loan Note with maturity of one year or less or Commercial Paper exceed 300 basis points over the London Interbank Offered Rate for maturities of less than one year and (iii) on any series of Preferred Stock or Preferred Securities exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such series.

         Maturity. The maturity of Long-term Debt and Preferred Securities will be between one and 50 years after the issuance thereof. Preferred Stock will be redeemed no later than 50 years, unless it is perpetual in duration.

         Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of (i) Long-term Debt and Short-term and Term Loan Notes will not exceed 6% of the principal or total amount of the securities being issued and
(ii) Preferred Stock or Preferred Securities will not exceed 6% of the principal or total amount of the securities being issued. No commission or fee will be payable in connection with the issuance and sale of Commercial Paper, except for a commission, payable to the dealer, not to exceed one-eighth of one percent per annum in respect of Commercial Paper sold through the dealer as principal.

         Common Equity Ratio. At all times during the Authorization Period, Southern and Southern Power represent2 that each will maintain a common equity ratio of at least thirty percent of consolidated capitalization (common equity, preferred stock and long-term and short-term debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission adjusted to reflect changes in capitalization since the balance sheet date, unless otherwise authorized.

         Investment Grade Ratings. Southern and Southern Power further represent that no guarantees or securities, other than Commercial Paper or short-term bank debt (with maturity of one year or less), may be issued in reliance upon the


_____________________________
2
Consolidated capitalization is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid-in-capital, retained earnings, treasury stock and/or other comprehensive income or loss), preferred stock, preference securities, equity linked securities, long-term debt, short-term debt, current maturities and/or minority interests.

authorization granted by the Commission pursuant to this Application, unless upon original issuance thereof: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the applicants that are rated are rated investment grade; and (iii) all outstanding securities of Southern Company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. Southern Power also requests the Commission to reserve jurisdiction over the issuance of any guarantees or securities that do not satisfy these conditions.

         Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (June 30, 2007).

         Security Ratings.  The ratings of the securities issued by Southern
         Power are as follows:

         Southern Power Unsecured Debt                    Moody's: Baa1       S&P: BBB+        Fitch: BBB+

         Southern Power Commercial Paper, Short-Term       Moody's: P-2        S&P: A-2        Fitch: F-2

1.5      Use of Proceeds

         The proceeds from the sale of securities authorized hereunder, including the Long-term Debt, the Short-term and Term Loan Notes, the Commercial Paper, the Common Stock, the Preferred Stock, the Preferred Securities and the Revenue Bonds will be used by Southern Power to construct and acquire generating facilities and for other general corporate purposes, to acquire interests in other businesses, as permitted under the Act, including interests in Exempt Subsidiaries, in transactions permitted under Act, and for other lawful purposes. However, no proceeds will be used to acquire interests in other businesses or the securities of associate companies unless the financing is consummated in accordance with Commission order or is exempt from the Act.

 1.6 Description of Specific Southern Power Independent Financing Proposals
     ----------------------------------------------------------------------

         1. Common Stock. Southern Power requests authority to issue and sell from time to time shares of its $0.01 par value capital stock ("Common Stock"). Shares of the Common Stock will be issued to Southern for such consideration having a value not less than the par value as determined by Southern Power's board of directors.

         2. Preferred Stock, Preferred Securities and Long-term Debt. Southern Power requests authority to issue and sell from time to time, directly, Preferred Stock and Long-term Debt and, indirectly through one or more financing subsidiaries, Preferred Securities (including, without limitation, trust preferred securities) to non-affiliates.

         Southern Power wishes to have the flexibility to issue through one or more statutory or business trusts or any other financing subsidiary, preferred securities (including, without limitation, trust preferred securities) (the "Preferred Securities"). Preferred Securities would be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series, as determined by the board of directors of Southern Power. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to the terms which allow the issuer to defer dividend payments for specified periods. Southern Power would guarantee certain payments made by any trust or other finance subsidiary and associated with the Preferred Securities. Southern Power expects that the Preferred Securities would be issued using up to two different types of special purpose subsidiaries. One or more subsidiaries (each a "Financing Subsidiary") would issue the Preferred Securities. These subsidiaries would be established by Southern Power.3 A

Financing Subsidiary would lend, dividend or otherwise transfer to Southern Power, the proceeds of the Preferred Securities it issues, together with the equity contributed to the Financing Subsidiary. Southern Power proposes to issue guarantees related to: (a) payment of dividends or distributions on the Preferred Securities of any Financing Subsidiary, if, and to the extent that, the Financing Subsidiary has funds legally available for this purpose; (b) payments to holders of the Preferred Securities of amounts due upon liquidation of the Financing Subsidiary or redemption of its Preferred Securities; and (c) certain additional amounts that may be payable in respect of the Preferred Securities (e.g. trustee's fees and expenses). In connection with the issuance of Preferred Securities, Southern Power proposes to organize one or more separate subsidiaries as a statutory trust or trusts of the State of Delaware or other comparable trust in any jurisdiction considered advantageous by Southern Power or any other entity or structure that is considered advantageous by Southern Power.

         Southern Power proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, Southern Power may issue and sell notes directly to investors, including Southern. It is proposed that any notes so issued will be secured or unsecured, may be either senior or subordinated obligations of Southern Power, as the case may be, may be convertible or exchangeable into Preferred Stock, may have the benefit of a sinking fund and may be insured by a policy of insurance guaranteeing the payment when due of the principal of and interest on such notes (the "Long-term Debt"). Southern Power will not issue Long-term Debt unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing short-term debt.


____________________________________


3 In the event that a Financing Subsidiary is organized as a limited liability company, Southern Power may also organize a second special purpose subsidiary under Delaware or other state law ("Investment Subsidiary") to acquire and hold Financing Subsidiary membership interests, so as to comply with any requirement under any applicable law that a limited liability company have at least two members. Similarly, in the event that any Financing Subsidiary is organized as a limited partnership, an Investment Subsidiary may be organized to act as the general partner of the Financing Subsidiary. If a Financing Subsidiary is organized as a limited partnership, Southern Power may acquire, directly or indirectly through the Investment Subsidiary, a limited partnership interest in the Financing Subsidiary, in order to ensure that the Financing Subsidiary will have a limited partner to the extent required by applicable law.

         It is proposed that Southern Power may issue and sell from time to time shares of its preferred or preference stock (the "Preferred Stock") to non-affiliates. Any such issue of Preferred Stock will have a specified par or stated value per share and, in accordance with applicable state law, will have such voting powers (if any), designations, preferences, rights and qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for such issue adopted by the board of directors of Southern Power pursuant to authority vested in it by the provisions of its certificate of incorporation.

         3. Short-term and Term Loan Notes and Commercial Paper. Southern Power proposes to issue and sell from time to time unsecured short-term and term loan notes ("Short-term and Term Loan Notes"4) and commercial paper ("Commercial Paper"). Short-term and Term Loan Notes and Commercial Paper may include commercial paper notes, bank notes and other forms of short-term indebtedness. Southern Power proposes to effect Short-term and Term Loan Notes borrowings from one or more commercial lending institutions or from Southern. These borrowings will be evidenced by short-term and/or term loan notes, dated as of the date of the borrowings, and maturing not more than seven years after the date of issue, or "grid" short-term and/or long term notes, evidencing all outstanding borrowings from each lender, dated as of the date of the initial borrowings, and maturing not more than seven years after the date of issue. Southern Power proposes to issue Commercial Paper in the form of promissory notes with varying maturities not to exceed one year. These maturities may be subject to extension to a final maturity not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest cost and Southern Power's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance.




_______________________
4 A "Short Term Note" is a promissory note with a term of one year or less; a "Term Loan Note" is a promissory note with a term of more than one year.

         4. Revenue Bonds. Each issue of the proposed revenue bonds ("Revenue Bonds") will be issued for the benefit of Southern Power to finance or refinance the costs of certain sewage and solid waste disposal facilities at Southern Power's generating facilities located in various counties. It is proposed that each such county or the otherwise appropriate public body or instrumentality (the "County") will issue its Revenue Bonds to finance or refinance the costs of the acquisition, construction, installation and equipping of said facilities at the plant or other facility located in its jurisdiction (the "Project"). Each County is authorized by relevant state law to issue its Revenue Bonds for such purposes.

         While the actual amount of Revenue Bonds to be issued by each County has not yet been determined, such amount will be based upon the cost of refunding outstanding bonds or the cost of the Project located in its jurisdiction.

         Southern Power proposes to enter into a Loan Agreement with the County substantially in the form of Exhibit B-2 hereto (the "Loan Agreement"), relating to each issue of the Revenue Bonds or an Installment Sale Agreement substantially in the form of Exhibit B-3 hereto (the "Installment Sale Agreement"). Under the Loan Agreement, the County will loan to Southern Power the proceeds of the sale of the County's Revenue Bonds, and Southern Power may issue a non-negotiable promissory note therefore (the "Note"), or under the Installment Sale Agreement, the County will undertake to purchase and sell the related Project to Southern Power. The installment sale structure may be used because it is required by applicable state law or to the extent it affords transactional advantages to Southern Power. Under either structure, the proceeds of the loan or purchase will be deposited with the Trustee (the "Trustee") under an indenture to be entered into between the County and such Trustee (the "Trust Indenture"), pursuant to which such Revenue Bonds are to be issued and secured, and will be applied by Southern Power to payment of the cost of construction of the Project or to refund outstanding pollution control revenue obligations.

         The Note, the Loan Agreement or the Installment Sale Agreement, as the case may be, will provide for payments to be made by Southern Power at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest on the related Revenue Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

         The Loan Agreement or the Installment Sale Agreement will provide for the assignment to the Trustee of the County's interest in, and of the monies receivable by the County under, such Agreement or the Note.

         The Loan Agreement or the Installment Sale Agreement will also obligate Southern Power to pay the fees and charges of the Trustee and may provide that Southern Power may at any time, so long as it is not in default thereunder, prepay the amount due under the Loan Agreement or the Note, or the Installment Sale Agreement, in whole or in part, such payment to be sufficient to redeem or purchase outstanding Revenue Bonds in the manner and to the extent provided in the Trust Indenture.

         The Trust Indenture will provide that the Revenue Bonds issued thereunder (i) may be redeemable at any time on or after a specified date from the date of issuance, in whole or in part, at the option of Southern Power, and may require the payment of a premium at a specified percentage of the principal amount which may decline annually thereafter, and (ii) will be redeemed in whole, at the option of Southern Power, in certain other cases of undue burdens or excessive liabilities imposed with respect to the related Project, its destruction or damage beyond practicable or desirable repairability or condemnation or taking by eminent domain, or if operation of the related facility is enjoined and Southern Power determines to discontinue operation thereof, such redemption of all such outstanding Revenue Bonds to be at the principal amount thereof plus accrued interest, but without premium. It is proposed that the Revenue Bonds will mature not more than 40 years from the first day of the month in which they are initially issued and may, if it is deemed advisable for purposes of the marketability of the Revenue Bonds, be entitled to the benefit of a mandatory redemption sinking fund calculated to retire a portion of the aggregate principal amount of the Revenue Bonds prior to maturity.

         The Trust Indenture may give the holders of the Revenue Bonds the right, during such time as the Revenue Bonds bear interest at a fluctuating rate or otherwise, to require that the Revenue Bonds be repurchased from time to time, and arrangements may be made for the remarketing of any such Revenue Bonds through a remarketing agent. Southern Power also may be required to purchase the Revenue Bonds5, or the Revenue Bonds may be subject to mandatory redemption, at any time if the interest thereon is determined to be subject to federal income tax. Also in the event of taxability, interest on the Revenue Bonds may be effectively converted to a higher variable or fixed rate, and Southern Power also may be required to indemnify the bondholders against any other additions to interest, penalties and additions to tax; such terms are not considered to constitute the issuance of a separate security under Sections 6(a) and 7 of the Act, but rather possible additional terms of the Revenue Bonds and Southern Power's obligations with respect thereto.



 5 This purchase is exempt from Section 9(a) of the Act under Rule 42.

         Southern Power may cause an irrevocable letter of credit or other credit facility (the "Letter of Credit") of a bank or other financial institution (the "Bank") to be delivered to the Trustee. The Letter of Credit would be an irrevocable obligation of the Bank to pay to the Trustee, upon request, up to an amount necessary in order to pay principal of and accrued interest on the Revenue Bonds when due. Pursuant to a separate agreement with the Bank, Southern Power would agree to pay to the Bank, on demand or pursuant to a borrowing under such agreement, all amounts that are drawn under the Letter of Credit, as well as certain fees and expenses. Such delivery of the Letter of Credit to the Trustee would obtain for the Revenue Bonds the benefit of a rating equivalent to the credit rating of the Bank. In the event that the Letter of Credit is delivered to the Trustee, Southern Power may also convey to the County a subordinated security interest in the Project or other property of Southern Power as further security for Southern Power's obligations under the Loan Agreement and the Note or Installment Sale Agreement. Such subordinated security interest would be assigned by the County to the Trustee.

         As an alternative to, or in conjunction with, securing its obligations under the Loan Agreement and Note or Installment Sale Agreement as above described, and in order to obtain a "AAA" rating for the Revenue Bonds by one or more nationally recognized securities rating services, Southern Power may cause an insurance company to issue a policy of insurance guaranteeing the payment when due of the principal of and interest on such series of the Revenue Bonds. Such insurance policy would extend for the term of the relating Revenue Bonds and would be non-cancelable by the insurance company for any reason. Southern Power's payment of the premium with respect to said insurance policy could be in various forms, including a non-refundable, one-time insurance premium paid at the time the policies are issued, and/or an additional interest percentage to be paid to said insurer in correlation with regular interest payments. In addition, Southern Power may be obligated to make payments of certain specified amounts into separate escrow funds and to increase the amounts on deposit in such funds under certain circumstances. The amount of each escrow fund would be payable to the insurance company as indemnity for any amounts paid pursuant to the related insurance policy in respect of principal of or interest on the related Revenue Bonds.

         It is contemplated that the Revenue Bonds will be sold by the County pursuant to arrangements with one or more purchasers, placement agents or underwriters. In accordance with applicable state laws, the interest rate to be borne by the Revenue Bonds will be approved by the County and will be either a fixed rate, which fixed rate may be convertible to a rate which will fluctuate in accordance with a specified prime or base rate or rates or may be determined pursuant to certain remarketing or auction procedures, or a fluctuating rate, which fluctuating rate may be convertible to a fixed rate. While Southern Power may not be party to the purchase, placement or underwriting arrangements for the Revenue Bonds, such arrangements will provide that the terms of the Revenue Bonds and their sale by the County shall be satisfactory to Southern Power. Bond counsel will issue an opinion that, based upon existing law, interest on the Revenue Bonds will generally be excludable from gross income for federal income tax purposes. Southern Power has been advised that the interest rates on obligations, the interest on which is tax exempt, recently have been and can be expected at the time of issue of the Revenue Bonds to be lower than the rates on obligations of like tenor and comparable quality, interest on which is fully subject to federal income taxation.

         The effective cost of capital to Southern Power on any series of the Revenue Bonds will not exceed competitive market rates available at the time of issuance of securities having the same or reasonably similar terms and conditions issued by companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital exceed 200 basis points over U.S. Treasury securities having comparable maturities.

         The premium (if any) payable upon the redemption of any Revenue Bonds at the option of Southern Power will not exceed the greater of (i) 5% of the principal amount of the Revenue Bonds so to be redeemed, or (ii) a percentage of such principal amount equal to the rate of interest per annum borne by such Revenue Bonds.

         The purchase price payable by or on behalf of Southern Power in respect of Revenue Bonds tendered for purchase at the option of the holders thereof will not exceed 100% of the principal amount thereof, plus accrued interest to the purchase date.

         Any Letter of Credit issued as security for the payment of Revenue Bonds will be issued pursuant to a reimbursement agreement between Southern Power and the financial institution issuing such Letter of Credit (the "Reimbursement Agreement"). Pursuant to the Reimbursement Agreement, Southern Power will agree to pay or cause to be paid to the financial institution, on each date that any amount is drawn under such institution's Letter of Credit, an amount equal to the amount of such drawing, whether by cash or by means of a borrowing from such institution pursuant to the Reimbursement Agreement. Any such borrowing may have a term of up to 10 years and will bear interest at the financial institution's prevailing rate offered to corporate borrowers of similar quality which will not exceed (i) the London Interbank Offered Rate plus up to 3%, (ii) the financial institution's certificate of deposit rate plus up to 2 - 3/4%, or (iii) a rate not to exceed the prime rate plus 1%, to be established by agreement with the financial institution prior to the borrowing.

         5. Certificate of Notification.
         With respect to transactions pursuant to the authority sought in this Application, the Applicants will file, on a quarterly basis (within 75 days following the close of the fourth calendar quarter and 60 days following the close of each other calendar quarter), the following information in accordance with Rule 24 under the Act: (i) amounts and forms of equity funding, Guarantees and other parent support provided by Southern to Southern Power during the quarter and the cumulative amount for the Authorization Period; (ii) the issuances of Common Stock, Preferred Securities, Preferred Stock and Revenue Bonds during the quarter, including the number of shares, the purchase price per share and the market price per share at the date of the agreement of sale, and also showing, separately, the cumulative amount of each type of security issued to date during the Authorization Period; (iii) the amount and terms of any Long-term Debt and Revenue Bonds issued during the quarter which shall also separately show the amount of Long-term Debt and Revenue Bonds cumulatively issued to date during the Authorization Period; (iv) the amount of any Short-term or Term Loan Notes or Commercial Paper outstanding at the end of the quarter; (v) a statement describing the uses for the proceeds of the securities issued; (vi) the total capitalization ratio of Southern Power as of the end of the quarter, including the dollar and percentage components of the capital structure on a consolidated basis; and (vii) future registration statements filed under the Securities Act of 1933, as amended (the "1933 Act"), with respect to securities that are the subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under Rule
24. Portions of the 1933 Act filings or reports under the Securities Exchange Act of 1934, as amended (the "1934 Act") that contain disclosures of transactions occurring pursuant to the authorizations to be granted pursuant to this Application may be incorporated by reference into this proceeding through Rule 24 certificates of notification if the filings or reports contain the specific information required as set forth above. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on has been carried out in accordance with the terms and conditions of, and for the purposes represented in, this Application.

Item 2.  Fees, Commissions and Expenses.
         ------------------------------

         The fees, commissions and expenses (excluding underwriter's discounts and commissions) paid or incurred or to be paid or incurred in connection with the proposed transactions are estimated not to exceed $500,000. Item 3. Applicable Statutory Provisions.

         The applicant considers that Sections 6, 7, 9, 10 and 12 of the Act and Rules 43, 45, 53 and 54 under the Act are applicable to the proposed transactions.

         To the extent that other sections of the Act or the Commission rules thereunder are deemed to be applicable to the transactions described herein, such sections and rules should be considered to be set forth in this Item 3.

         Section 9(a)(1) provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business."

         Applicant believes that the proposed transactions described herein which are subject to Section 9(a) of the Act satisfy the standards of Section 10 of the Act.

         Applicant also believes that the consideration to be paid in connection with the transactions described herein is fair and reasonable.

         Rule 53 and Rule 54 Analysis: The proposed transactions are also subject to Rule 53 and Rule 54, which provide that, in determining whether to approve an application involving the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO, as those terms are defined in Sections 32 and 33, respectively, of the Act, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through
(a)(4) are met, and not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

         Southern currently meets all of the conditions of Rule 53(a). At March 31, 2005, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $265 million, or about 4.58% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2005 ($5.784 billion)6. With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

        In addition, Southern has complied and will continue to comply with the




_______________________________
6 Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's application on Form U-1, File No., 70-9727, for further information). Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $403 million as of March 31, 2005.

record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.

Item 4.  Regulatory Approval.
         -------------------

         No state commission and no federal commission (other than the Commission) has jurisdiction over the proposed transaction.

Item 5.  Procedure.
         ---------

         Applicant hereby requests that the Commission's order be issued as soon as the rules allow. Applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.
         ---------------------------------

         (a)      Exhibits
                  --------

                  A-1  - Composite  Certificate of  Incorporation  of Southern
                         reflecting all amendments thereto through January 5, 1994. (Designated in Registration No. 33-3546 as
                         Exhibit 4(a), in Certificate of Notification, File No. 70-7341, as Exhibit A, and in Certificate of Notification, File No. 70-8181, as Exhibit A.)

                  A-2 -  By-Laws of Southern as amended effective February
                         17, 2003 and presently in effect. (Designated in Form 10-Q for the quarter ended June 30, 2003, File No. 1-3526, as Exhibit 3(a)1.)

                  A-3  - Certificate of  Incorporation of Southern Power dated
                         January  8,  2001.   (Designated  in  Registration  No.
                         333-98553 as Exhibit 3.1.)

                  A-4  - Bylaws of Southern  Power  effective  January 8, 2001 and presently in effect. (Designated in Registration No. 333-98533 as Exhibit 3.2.)

                  A-5 - Indenture dated as of June 1, 2002 between Southern Power and The Bank of New York, as Trustee, and indentures supplemental thereto through July 8, 2003. (Designated in Registration No. 333-98553 as Exhibits
                         4.1 and 4.2 and in Southern Power's Form 10-Q for the quarter ended June 30, 2003, File No.
                         333-98553, as Exhibit 4(g)(1).)

                  B-1 -  Amended and Restated Credit Agreement among
                         Southern Power, Citibank N.A., as the administrative agent, and the lenders listed therein dated as of April 17, 2003. (Designated in Southern Company's Form 10-Q for the quarter ended March 31, 2003, File No. 1-3526, as Exhibit 10(a)1.)

                  B-2    Form of Installment Sale Agreement. (to be filed by
                          amendment)

                  F-1 -    Opinion of Balch & Bingham LLP.
                           (to be filed by amendment)

                  F-2      Opinion of Troutman Sanders LLP.
                           (to be filed by amendment)

                  G -      Form of Notice. (to be filed by amendment)

                  H. Projected cash flow summary of Southern Power for the third quarter of 2005 through the second quarter of 2007. (to be filed by amendment)

         Exhibits heretofore filed with the Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)      Financial Statements
                           Consolidated balance sheet of The Southern Company
                  and its subsidiaries at March 31, 2005. (Designated in The Southern Company's Form 10-Q for the quarter ended March 31, 2005, File No. 1-3526.)

                           Consolidated statements of income and cash flows for
                  The Southern Company and its subsidiaries for the nine months ended March 31, 2005. (Designated in The Southern Company's Form 10-Q for the quarter ended March 31, 2005, File No. 1-3526.)

                           Balance Sheet for Southern Power Company at March 31,
                  2005. (Designated in Southern Power Company's Form 10-Q for the quarter ended March 31, 2005, File No. 333-98553.)

                           Statement of Income for Southern Power Company for
                  the quarter ended March 31, 2005. (Designated in Southern Power Company's Form 10-Q for the quarter ended March 31, 2005, File No. 333-98553.)

Item 7.  Information as to Environmental Effects.
         ---------------------------------------

         (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 2, 2005
                                              THE SOUTHERN COMPANY


                                              By : /s/Patricia L. Roberts
                                                       Patricia L. Roberts
                                                       Assistant Secretary



                                              SOUTHERN POWER COMPANY


                                              By:   /s/ Wayne Boston
                                                       Wayne Boston
                                                       Assistant Secretary